

February 5, 2013

Via E-mail
David A. Rosa
Chief Executive Officer
Sunshine Heart, Inc.
12988 Valley View Road
Eden Prairie, MN 55344

> **Re:** **Sunshine Heart, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 28, 2013**
> **File No. 333-186259**

Dear Mr. Rosa:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please update your filing to include the disclosures required by Regulation S-K Item 402 for your last completed fiscal year.

2. Please include the information required by Regulation S-K Item 601(b)(101) as an exhibit to your filing.

3. Please include all required undertakings in the form required by Regulation S-K Item 512. For example, you have omitted the undertakings required by Regulation S-K Item 512(a)(6). Also, it is unclear whether you are attempting to provide the undertakings in Regulation S-K Item 512(a)(5)(i), and if so, why you have included only a part of the language in that Item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Phillip D. Torrence, Esq.
        Honigman Miller Schwartz and Cohn LLP